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November 20, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Pearlyne Paulemon, Brigitte Lippmann

Re:	Athena Technology Acquisition Corp. II
Preliminary Proxy Statement on Schedule 14A
Filed November 18, 2024
File No. 001-41144

Ladies and Gentlemen:

On behalf of our client, Athena Technology Acquisition Corp. II (the “Company”), set forth below is the Company’s response to the oral comment of the staff of the Securities and Exchange Commission received November 19, 2024 (the “Oral Comment”) relating to the Company’s Preliminary Proxy Statement Amendment No. 1 on Schedule 14A filed on November 18, 2024 (the “Proxy Statement”), along with certain other updated information. In response to the Oral Comment, the Company will make changes to the Proxy Statement to be included in the Definitive Proxy Statement on Schedule 14A as reflected in the marked pages set forth in Exhibit A hereto.

*     *     *

November 20, 2024

Should you have any comments or questions regarding the foregoing, please call me at (312) 876-7605 or e-mail me at scott.westhoff@lw.com, or Peyton Worley at (212) 906-1282 or peyton.worley@lw.com. Thank you in advance for your attention to this matter.

Very truly yours,

/s/ Scott W. Westhoff
Scott W. Westhoff
of LATHAM & WATKINS LLP

cc:	Peyton Worley, Latham & Watkins LLP

If we continue our life beyond 36 months from the closing of our IPO without completing an initial business combination, the NYSE American may delist our securities from its exchange which could limit investors’ ability to make transactions in its securities and subject us to additional trading restrictions.

If the Third Extension Amendment Proposal is approved by our stockholders, it would allow us to complete a business combination for up to 45 months after the closing of our IPO. Pursuant to Section 119(b) of the NYSE American ~~rules require that we~~Company Guide, which states that a listed special purpose acquisition company must complete a business combination within 36 months of the effectiveness of its initial public offering registration statement (“NYSE American Section 119(b)”) and Section 119(f) of the NYSE American Company Guide, which states that if a listed special purpose acquisition company does not meet the other requirements of Section 119, including NYSE American Section 119(b), the NYSE American shall commence delisting proceedings under Section 1010 of the NYSE American Company Guide to delist such company’s securities, and such company shall not be eligible to follow the procedures to cure deficiencies outlined in Section 1009 of the NYSE American Company Guide (“NYSE American Section 119(f)”) , we are required to complete a business combination no later than 36 months after the effectiveness of the registration statement related to our IPO, December 10, 2024, the day of the Annual Meeting. Since we will not complete a business combination within 36 months of our IPO, we cannot further extend the period to complete a business combination without violating NYSE American rules, potentially subjecting us to delisting. While we may be able to appeal a delisting and be granted additional time to complete a business combination after 36 months, we may not be successful in such an appeal. If we are not successful in such an appeal, our securities will be delisted. If our securities are delisted, such delisting could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

We and the holders of our securities could be materially adversely impacted if our securities are delisted from the NYSE American due to non-compliance with the above rule. In particular:

●	we may be unable to attract merger partners, which may make it difficult for us to consummate a business combination with a target;

●	the price of our securities will likely decrease as a result of the loss of market efficiencies associated with the NYSE American;

●	holders may be unable to sell or purchase our securities when they wish to do so;

●	we may become subject to shareholder litigation;

●	we may lose the interest of institutional investors in our securities;

●	we may lose media and analyst coverage; and

●	we would likely lose any active trading market for our securities, as our securities may only then be traded on one of the over-the-counter markets, if at all.

We have received notices from NYSE Regulation of the NYSE American notifying us that we were not in compliance with NYSE American Rules. If we cannot regain compliance or have further compliance issues, the NYSE American may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Immediately after our IPO, our Class A Common Stock was listed on the New York Stock Exchange (“NYSE”). On July 17, 2023, we announced that we would transfer the listing of our Class A Common Stock, redeemable warrants and units from the NYSE to the NYSE American, and our Class A Common Stock, redeemable warrants and units have traded on the NYSE American since July 21, 2023.

On April 17, 2024, the Company received an official notice of noncompliance from NYSE Regulation stating that we were not in compliance with NYSE American continued listing standards under the timely filing criteria included in Section 1007 of the NYSE American Company Guide due to our failure to timely file our Annual Report on Form 10-K for the year ended December 31, 2023 (the “Delayed 10-K”) by the filing due date of April 16, 2024. On September 27, 2024, we filed the Delayed 10-K with the SEC. We also did not timely file our Quarterly Reports on Form 10-Q for the three month periods ended March 31, 2024 and June 30, 2024, but on October 16, 2024, we received a letter from NYSE Regulation accepting our delayed filing extension request and granting us a new cure deadline of November 19, 2024 to file such reports. We filed our Quarterly Reports on Form 10-Q for the three month periods ended March 31 and June 30, 2024 on October 31, 2024 and November 1, 2024, respectively, with the SEC (the “Delayed 10-Qs”). On November 4, 2024, as a result of filing the delayed quarterly reports, NYSE Regulation confirmed that the Company had regained compliance with Section 1007 of the NYSE American Company Guide. ~~As a non-accelerated filer~~

~~,~~On November 20, 2024, the Company received another official notice of noncompliance from NYSE Regulation stating that it was not in compliance with NYSE American continued listing standards under the timely filing criteria included in Section 1007 of the NYSE American Company Guide due to the Company’s failure to timely file its Quarterly Report on Form 10-Q for the three month period ended September 30, 2024 (~~the~~ “Third Quarter Form 10-Q”) ~~was due on November 14, 2024. The Company filed a Notification of Late Filing on Form 12b-25 with the SEC on November 14, 2024 providing that the Company was unable to file its Third Quarter Form 10-Q within the prescribed time period given the Company’s time and focus dedicated to completing the Delayed 10-K and Delayed 10-Qs, which necessarily delayed its reporting and review process for the quarter ended September 30, 2024. As a result, the Company does not expect to file the Third Quarter Form 10-Q on or before the extended~~by the filing due date of November 19, 2024. If the Company is unable to ~~timely~~ file ~~such quarterly report, it will not be compliant with Section 1007~~its Third Quarter Form 10-Q within the cure periods provided under the NYSE American rules, the Company’s securities will be suspended and delisted. Further, the NYSE American may in its sole discretion decide not to provide the Company with any cure periods, or to shorten such cure periods, and immediately commence suspension and delisting procedures if the Company is subject to delisting pursuant to any other provision of the NYSE American Company Guide~~, which may result in another “late filing delinquency” notice from NYSE Regulation that could cause suspension or delisting of our securities if not cured~~.

In addition, on October 21, 2024, we received a letter from the NYSE notifying us of our past due annual listing fees. Failure to pay the annual listing fees may result in NYSE Regulation disciplinary action up to and including delisting.

Further, after the Annual Meeting, we will be required to demonstrate compliance with the NYSE American’s continued listing requirements in order to maintain the listing of our securities on the NYSE American. Such continued listing requirements for our securities include:

●	maintaining an average aggregate global market capitalization of at least $50,000,000 or an average aggregate global market capitalization attributable to our publicly held shares of Class A Common Stock of at least $40,000,000 (excluding shares of Class A Common Stock held by our directors, officers or their immediate families and other concentrated holdings of 10% or greater, in each case measured over thirty consecutive trading days);

●	our securities not falling below the following distribution criteria:

●	300 public stockholders; or

●	1,200 total stockholders and average monthly trading volume of 100,000 shares of Class A Common Stock, for the most recent 12 months; or

●	600,000 publicly-held shares of Class A Common Stock; and

●	consummating an initial business combination within the time period specified in our Charter.

Additionally, we expect that if our Class A Common Stock continues to fail to meet the NYSE American’s continued listing requirements, our units and warrants will fail to meet the NYSE American’s continued listing requirements for those securities. Pursuant to ~~Sections~~NYSE American Section 119(b) and NYSE American Section 119(f) ~~of the NYSE American Company Guide~~ and subject to an appeal pursuant to Part 12 of the NYSE American Company Guide, our securities will face an immediate suspension and delisting action once we receive a delisting determination letter from NYSE Regulation after the 36-month window to close a business combination ends on December 10, 2024, the day of the Annual Meeting. See also “Risk Factors — If we continue our life beyond 36 months from the closing of our IPO without completing an initial business combination, the NYSE American may delist our securities from its exchange which could limit investors’ ability to make transactions in its securities and subject us to additional trading restrictions.”

If the NYSE American delists any of our securities from trading on its exchange and we are not able to list such securities on another national securities exchange, we expect such securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

●	we may be unable to attract merger partners, which may make it difficult for us to consummate a business combination with a target;

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●	a determination that our Class A Common Stock is a “penny stock” which will require brokers trading in our Class A Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Our Class A Common Stock, units and warrants qualify as covered securities under such statute. Although the states are preempted from regulating the sale of covered securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While we are not aware of a state having used these powers to prohibit or restrict the sale of securities issued by SPACs, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if we were no longer listed on the NYSE American, our securities would not qualify as covered securities under such statute and we would be subject to regulation in each state in which we offer our securities.